SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT PROPOSAL

Shareholders of
Companhia Siderúrgica Nacional

     The Management of Companhia Siderúrgica Nacional hereby details the management proposal to be submitted to the Annual Shareholders’ Meeting:

• Net income of R$4,675,526,467.07 for the fiscal year ended December 31, 2008, adjusted by: (i) the addition of R$ 296,744.93 and R$56,226.02 in assigned dividends and interest on equity, respectively; and (ii) the deduction of R$ 22,302,366.68 from adjustments related to Law 11638/2007, totaling R$4,653,577,071.34, to be allocated as follows:

a) Legal Reserve: no allocation will be made to the legal reserve, given that its maximum amount has already been reached.

b) Interest on Equity: to pay R$268,405,382.00 as interest on equity, equivalent to the gross amount of R$0.353784 per share, which will be subject to withholding income tax of 15% (fifteen percent), except for those shareholders exempt from said tax. Shareholders domiciled in countries which do not assess income or assess it at the maximum rate lower than twenty per cent (20%). will be subject to withholding income tax of 25% (twenty-five percent), pursuant to Article 8 of Law 9779/99;

c) Dividends: to ratify the advanced declaration of dividends approved by the Board of Directors on August 12, 2008, in the amount of R$160,000,000.00 (one hundred and sixty million Reais), equivalent to R$0.207935 per share, and on March 24, 2009, in the amount of R$ 1,500,000,000.00 (one billion and five hundred million Reais) equivalent to R$ 1.977146 per share.

d) Investment Reserve: to allocate R$231,678,577.00 to the investment reserve to cover the investment projects envisaged in the Capital Budget for the current fiscal year, to be approved by the Shareholders’ Meeting, including, among others, investments in expansion, new businesses and the Company’s ongoing projects.

e) Unrealized Income Reserve: to constitute an unrealized income reserve over non-mandatory dividends in the amount of R$ 2,493,493,112.34.

     The Management attending the Meeting can provide all the clarifications the shareholders deem necessary for their decision.

Rio de Janeiro, April 20, 2009

BENJAMIN STEINBRUCH
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.